March 12, 2007

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re:	Comment Letter Dated February 27, 2007 - Meridian Bioscience, Inc. Form 10-K for the Fiscal Year Ended September 30, 2006, File No. 1-31404

Mr. Rosenberg:

I am in receipt of the SEC’s comment letter regarding Meridian’s 2006 Annual Report on Form 10-K and have responded to each of the points below.

I hereby acknowledge:

1.	Meridian is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	Meridian may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comment No. 1 - Inventories

SEC Staff Comment

Notes to Consolidated Financial Statements
Note 1: Summary of Significant Accounting Policies
(g) Inventories, page 50

You disclose that you record changes to your inventory reserves in the period that they become known. It is unclear whether your historical inventory reserve reversals are a result of the sale or disposal of the underlying inventory or whether they relate to the effective write-up of inventory prohibited by SAB 5BB. Please provide us in a disclosure-type format, revised policy disclosure that clearly indicates the nature of the changes that you record to your reserve each period. In addition, if you have previously reversed inventory reserves that result in the write-up of previously written-down inventory, please revise your financial statements to properly eliminate these reserve reversals or explain to us why any adjustments are not warranted.

Management’s Response

The disclosure in Note 1(g) to the consolidated financial statements reads as follows:

“Meridian establishes reserves against cost for excess and obsolete materials, finished goods whose shelf life may expire before sale to customers, and other identified exposures. Such reserves were $1,158,000 and $556,000 at September 30, 2006 and 2005, respectively. Management estimates these reserves based on assumptions about future demand and market conditions. If actual market conditions are less favorable than such estimates, additional inventory write-downs would be required and this would negatively affect gross profit margin and overall results of operations. Changes to inventory reserves are recorded in the period that they become known.”

To clarify our accounting policy on inventory relative to the application of ARB 43 and SAB 5BB, inventory reserve reductions relate to disposals of inventory, whether by sale or other means, such as simply throwing away expired product or excess/obsolete materials. Once inventory has been effectively written down through reserve provisions, we consider the amount after write-down to be the new cost basis. The new cost basis would not be subject to restoration or write-up to original cost. What is specifically meant by the last sentence of our disclosure, “changes to inventory reserves are recorded in the period that they become known,” is that additional inventory write-downs are sometimes necessary to adjust estimated net realizable values when market conditions or other circumstances become more adverse from the original estimates.

In our next annual report on Form 10-K, we will replace the disclosure from our fiscal 2006 annual report with the following:

“Meridian establishes reserves against cost for excess and obsolete materials, finished goods whose shelf life may expire before sale to customers, and other identified exposures. Such reserves were $XXX and $1,158,000 at September 30, 2007 and 2006, respectively. Management estimates these reserves based on assumptions about future demand and market conditions. If actual demand and market conditions were to be less favorable than such estimates, additional inventory write-downs would be required and recorded in the period known. Such adjustments would negatively affect gross profit margin and overall results of operations.”

We will also include this disclosure in our Critical Accounting Policies so that there is consistency between the notes to the financial statements and MD&A.

Comment No. 2 - Revenue Recognition

SEC Staff Comment

Notes to Consolidated Financial Statements
Note 1: Summary of Significant Accounting Policies
(j) Revenue Recognition, page 50

You disclose that you recognize revenue in your Life Science Segment for multiple-deliverable arrangements using the principles in EITF 00-21. Based on your disclosure, it appears that these arrangements contain two units of accounting, one for research and development and another for manufacturing, and that you account for each unit separately. Please tell us whether our understanding is correct, and provide us your analysis under EITF 00-21 supporting your determination of the units of accounting and your accounting for each unit. In addition, assuming that you have identified separate units of accounting, please provide us in a disclosure-type format, revised policy disclosure that clarifies why you qualify under EITF 00-21 to account for those units separately.

Management’s Response

The disclosure in Note 1(j) to the consolidated financial statements reads as follows:

“Life Science revenue for contract services may come from standalone arrangements for process development and/or optimization work (contract research and development services), or multiple-deliverable arrangements that include process development work followed by larger-scale manufacturing (contract manufacturing services). Revenue is recognized based on the nature of the arrangements, using the principles in EITF 00-21, Revenue Arrangements with Multiple Deliverables. Contract research and development services may be performed on a “time and materials” basis or “fixed fee” basis. For “time and materials” arrangements, revenue is recognized as services are performed and billed. For “fixed fee” arrangements, revenue is recognized upon completion and acceptance by the customer. For contract manufacturing services, revenue is recognized upon delivery of product and acceptance by the customer.”

Your understanding is correct - we do account for research and development services separately from manufacturing services, assuming it is a multiple deliverable transaction and it meets EITF 00-21 criteria.

For this element of our Life Science business, it is commonplace for transactions to have multiple deliverables or services. Multiple deliverables for these types of transactions would typically include research and development services (technology transfer, manufacturing process optimization and pilot production), followed by bulk manufacturing to provide sufficient quantities for clinical trials or other purposes. This is a line of business that we started in fiscal 2004.

EITF 00-21 provides that revenue arrangements with multiple deliverables should be divided into separate units of accounting if all of the following conditions are met (paragraph 9):

-	“The delivered item(s) have value on a standalone basis…”

-	“There is objective and reliable evidence of the fair value of the undelivered item(s)”

-
“If the arrangement includes a general right of return relative to the delivered item, the delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor”

In demonstrating value on a standalone basis, EITF 00-21 gives as examples any vendor’s ability to sell separately, or the customer reselling on a standalone basis. Our research and development services are marketed with and without bulk manufacturing services in order to provide flexibility to the customer. Depending on the nature of the project, some customers may require only research and development services to optimize their production processes or investigate the feasibility of manufacturing a vaccine or therapeutic with a given biological recipe, while others are looking for a full complement of services, including manufacturing of bulk materials for clinical trial usage. We also provide contract manufacturing services on a standalone basis.

For multiple deliverable arrangements, an important element that provides separation between research and development services and manufacturing services is what we call the Final Quality and Specifications Agreement. This agreement is executed upon completion of the pilot production (research and development services) and specifies the final manufacturing procedures that will be followed in the bulk production. The bulk manufacturing phase cannot proceed until such time that this agreement is executed. This provides a go/no-go decision point for the customer between research and development services and manufacturing services, further supporting that each deliverable has a separate and distinct value.

Regarding the fair value criterion, we price each “deliverable” at fair value via arm’s length negotiations with the customer. We are typically one of multiple parties bidding on the customer’s project. Because the nature of this work does not lend itself to verifying fair value through an index or reseller (as might be the case with computer software), we have looked to consistency in pricing and resulting profit margins when these services are provided on a standalone basis.

Our research and development services are priced at a standard hourly rate which is intended to yield a specific profit margin based on material, labor and overhead costs for our research and development facilities, and to be competitive with third parties who perform similar services. The same hourly rates are used for standalone and multiple deliverable arrangements.

For multiple deliverable arrangements, our manufacturing services are priced to yield an estimated profit margin range that is the same or higher than when similar manufacturing services are performed on a standalone basis.

Regarding the “general right of return” criterion, it is generally not applicable because materials are manufactured to customer specifications and subject to extensive testing prior to delivery and acceptance.

In our next annual report on Form 10-K, we will replace the disclosure from our fiscal 2006 annual report with the following:

“Life Science revenue for contract services may come from standalone arrangements for process development and/or optimization work (contract research and development services) or custom manufacturing, or multiple-deliverable arrangements that include process development work followed by larger-scale manufacturing (both contract research and development services and contract manufacturing services). Revenue is recognized based on the nature of the arrangements, using the principles in EITF 00-21, Revenue Arrangements with Multiple Deliverables. The framework in EITF 00-21 is based on each of the multiple deliverables in a given arrangement having distinct and separate fair values. Fair values are determined via consistent pricing between standalone arrangements and multiple deliverable arrangements, as well as a competitive bidding process. Contract research and development services may be performed on a “time and materials” basis or “fixed fee” basis. For “time and materials” arrangements, revenue is recognized as services are performed and billed. For “fixed fee” arrangements, revenue is recognized upon completion and acceptance by the customer. For contract manufacturing services, revenue is recognized upon delivery of product and acceptance by the customer.”

We will also include this disclosure in our Critical Accounting Policies so that there is consistency between the notes to the financial statements and MD&A.

Comment No. 3 - Product and Service Revenues and Costs

SEC Staff Comment

Notes to Consolidated Financial Statements
Note 1: Summary of Significant Accounting Policies
(j) Revenue Recognition, page 50

We acknowledge your response to comment three of our May 10, 2005 letter regarding your compliance with paragraph 37 of SFAS 131. Please provide us in a disclosure-type format, a revised statement of operations that separates your product and service revenues and costs of revenues as required by Rules 5-03(b)(1) and 5-03(b)(2) of Regulation S-X or explain to us how your presentation complies with this guidance.

Management’s Response

We acknowledge the requirements in Regulation S-X, Rules 5-03(b)(1) and 5-03(b)(2). However, we have not disclosed the amount of contract services revenue from our Life Science operating segment on the face of the income statement as a separate revenue class because it is less than 10% of consolidated revenues for all periods presented, as permitted by 5-03(b).

Meridian’s revenues for contract services were $2,537,000, $3,053,000 and $1,528,000 in fiscal 2006, 2005 and 2004, respectively, representing 2%, 3% and 2% of consolidated revenues, respectively. Revenues from contract services were also less than 10% of consolidated revenues for each quarterly reporting period within fiscal 2006, 2005 and 2004.

If you have any questions or need clarification on these matters, please do not hesitate to contact me.

Respectfully,

/s/Melissa Lueke
Melissa Lueke
Vice President and Chief Financial Officer